Exhibit 12

SOUTHWEST WATER COMPANY AND SUBSIDIARIES
COMPUTATION OF EARNINGS TO FIXED CHARGES RATIOS

	Years Ended December 31,(1)
(In thousands, except for ratio data)	2006		2005		2004		2003		2002
Earnings:
Income (loss) from continuing operations before
income taxes	$14,350		$11,362		$7,322		$10,989		$9,258
Add: Fixed charges	11,690		9,320		7,720		6,606		5,648
Less: Interest capitalized	(630)		(689)		(501)		(535)		(194)
Total earnings	$25,410		$19,993		$14,541		$17,060		$14,712
Fixed Charges:
Interest expense, including amortization of
debt discounts and issuance costs	$8,372		$7,245		$4,988		$4,181		$4,089
Interest capitalized	630		689		501		535		194
Interest component of rentals(1)	2,688		1,386		2,231		1,890		1,365
Total fixed charges	$11,690		$9,320		$7,720		$6,606		$5,648
Ratio of Earnings to Fixed Charges:
Ratio	2.17	x	2.15	x	1.88	x	2.58	x	2.60	x
Deficiency	$—		$—		$—		$—		$—

(1)            Reflects one-third of rental expense under operating leases considered to represent interest costs.